UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2026

Commission File Number 001-38370

CollPlant Biotechnologies Ltd.

(Exact name of registrant as specified in its charter)

4 Oppenheimer St, Weizmann Science Park

Rehovot 7670104, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

This Form 6-K hereby incorporated by reference into the registrant’s Registration Statements on Form S-8 (File No. 333-229163, 333-248479, 333-263842, 333-271320 and 333-279791) and Form F-3 (File No. 333-238731, 333-292640 and 333-297347), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On November 2, 2026, the Board of Directors (the “Board”) of CollPlant Biotechnologies Ltd. (the “Company”) determined that Yehiel Tal will cease serving as Chief Executive Officer of the Company, effective immediately (the “Effective Date”). This determination was made in connection with a broader cost-reduction plan designed to optimize the Company's operating expenses. On the same date, the Board appointed Eran Rotem, the Company’s Deputy Chief Executive Officer and Chief Financial Officer, as Chief Executive Officer of the Company, effective as of the Effective Date. Mr. Rotem will continue to serve as the Company’s Chief Financial Officer and his compensation terms will remain unchanged at this time.

In connection with the foregoing, Mr. Tal resigned as Interim Chairman of the Board, effective as of the Effective Date, although he will continue to serve as a member of the Board. The terms of Mr. Tal’s separation, including any amounts payable to him in connection therewith, will be in accordance with his employment agreement, the Company’s Compensation Policy for Executive Officers and Directors and applicable law. The Board thanks Mr. Tal for his many years of service and his contributions to the Company.

As part of the cost reduction plan, the Company is discontinuing its regenerative medicine research and development activities. The plan does not affect the Company’s production of recombinant human collagen (rhCollagen), which is carried out at the Company’s facilities in Yessod Hama’ala and Rehovot, Israel. The Company plans to continue to produce and supply rhCollagen and rhCollagen-based bioinks to its business partners, collaborators and customers.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT BIOTECHNOLOGIES LTD.

Date: November 2, 2026	By:	/s/ Eran Rotem
		Name:	Eran Rotem
		Title:	Chief Executive Officer and Chief Financial Officer

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